FOR IMMEDIATE RELEASE	FRIDAY, JULY 28, 2006

Shell issues formal proposal to expand the
Athabasca Oil Sands Project

Calgary, Alberta - Shell Canada Limited announced that it has issued a formal proposal to proceed with Expansion 1 to the other Athabasca Oil Sands Project (AOSP) joint venture owners. They have 90 days to respond.

“We have received our Board’s support to take the next step on this important growth project,” said Clive Mather, President and CEO, Shell Canada Limited. “Issuing this proposal to the other owners is a key milestone in our strategy to grow mining production from the Athabasca region to 550,000 barrels per day (bpd).” (330,000 bpd Shell share)

Shell Canada completed an extensive feasibility study followed by a rigorous cost estimate and assurance review process in support of this formal proposal. The heated markets for labour, materials and equipment have impacted all facets of this 100,000 bpd expansion project. Although the capital intensity of the project, estimated at between $275 and $350 per annual flowing barrel, has increased significantly from earlier estimates, Expansion 1 remains viable under a wide range of pricing scenarios.

Expansion 1 is a fully integrated expansion of the existing AOSP facilities, with both new oil sands mining operations on Lease 13 and associated additional bitumen upgrading at Scotford. It also includes construction of common infrastructure that will be sized to support future expansions. The previously announced solvent de-asphalting plant is not included in Expansion 1 because the technology is not yet ready for integration into the upgrading process. It is expected that the Expansion 1 expenditures will be similar between the mine and the upgrader.

Shell Canada intends to make a final investment decision for this project in the fourth quarter of 2006 pending regulatory approvals. First bitumen production is expected in late 2009 followed by upgrader production in late 2010.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together the facilities make up the existing Athabasca Oil Sands Project, a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%).

Media Inquiries: Janet Rowley General Manager, Public Affairs (403) 691-3899	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to anticipated growth, growth strategy and long-term profitability, future capital and other expenditures, the Company’s plans for growth, development, construction and expansion, estimates of capital costs, the viability and benefits of planned and future expansion projects, the timing of investment decisions, upgrading capacity, construction of common infrastructure, resources and reserves estimates, future production of resources and reserves, receipt of regulatory approvals, project schedules and execution, and market conditions.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, stakeholder engagement, project startup, schedules and execution, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.